UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated January 8, 2021.

TRANSLATION

Buenos Aires, January 8, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– Announcement of

Exchange Offers and Consent Solicitation – Call

Notice of the General Extraordinary Holders’ Meeting.

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the Comisión Nacional de Valores Rules (T.O. 2013, as amended and complemented).

In order to inform that on January 8 2021 YPF S.A. (“YPF”) has filed with the Comisión Nacional de Valores and the Mercado Abierto Electrónico S.A. a pricing supplement (the “Pricing Supplement”) by means of which YPF offers, subject to the terms and conditions established in such Pricing Supplement, (i) the export-backed notes class XVI denominated and payable in US Dollars at a 8.500% fixed rate due 2026 for a nominal value of a minimum of US$ 500.000.000 (or up to the maximum issuance amount) (the “Class XVI Notes”); (ii) the class XVI notes denominated and payable in US Dollars at a 8.500% fixed rate due 2029 for a nominal value of a minimum of US$ 500.000.000 (or up to the maximum issuance amount) (the “Class XVII Notes”); and (ii) the class XVIII notes denominated and payable in US Dollars at a 7.000% fixed rate due 2033 for a nominal value of a minimum of US$ 500.000.000 (or up to the maximum issuance amount) (the “Class XVII Notes” and, together with the Class XVI Notes and the Class XVII Notes, the “New Notes”), and cash, where applicable, to be issued in exchange of its (i) class XLVII notes due 2021 (the “Class XLVII Notes”); (ii) class XXVIII notes due 2024 (the “Class XXVIII Notes”); (iii) class XIII notes due march 2025 (the “Class XIII Notes”); (iv) class XXXIX notes due July 2025 (the “Class XXXIX Notes”); (v) class LIII notes due 2027 (the “Class LIII Notes”); (vi) class I under the frequent issuer regime due 2029 (the “Class I Notes”); and (vii) the class LIV notes due 2047 (the “Class LIV Notes” and together, the “Existing Notes”).

Additionally, as part of the offer of the New Notes, YPF is also soliciting potential investors to choose to integrate the New Notes in kind according to the terms set forth in the Pricing Supplement and to grant its consent to certain amendments to the terms and conditions of the Existing Notes (the “Offer and Consent Solicitation”).

Attached is the press release by means of which the launch of the Exchange Offers and Consent Solicitation was informed.

The public offer of the New Notes described in this Exchange Offer and Consent Solicitation Memorandum is included in the authorization granted by the CNV to the Company to act under the Frequent Issuer Regime, in accordance with Section VIII, Chapter V, Title II of the Rules of the CNV, except that the increase of the amount of New Notes to be issued under the Frequent Issuer Regime has been requested to the CNV and is expected to be approved on or prior to the Settlement Date. The frequent issuer prospectus dated April 3, 2020, the Pricing Supplement and the subscription notice, both dated January 7, 2021 are published on the Comisión Nacional de Valores website www.cnv.gov.ar under the item “Empresas (entidades con oferta pública)” and on the Mercado Abierto Electrónico S.A. electronic bulletin and on YPF’s website http://www.ypf.com.

Additionally, pursuant to the General Resolution No. 622/2013, as amended, issued by the Comisión Nacional de Valores, the Argentine Securities Commission, we attach the call notice to the holders’ meeting of the Existing Notes, to be held on (i) January 25, 2021 at 8:30 a.m. (Buenos Aires time) and 6:30 (EST) for the Holders of XLVII Notes; (ii) January 25, 2021 at 9:00 a.m. (Buenos Aires time) and 7:00 (EST) for the Holders of Class XXVIII Notes; (iii) January 25, 2021 at 9:30 a.m. (Buenos Aires time) and 7:30 (EST) for the Holders of Class XIII Notes; (iv) January 25, 2021 at 10:00 a.m. (Buenos Aires time) and 8:00 (EST) for the Holders of Class XXXIX Notes; (v) January 25, 2021 at 10:30 a.m. (Buenos Aires time) and 8:30 (EST) for the Holders of Class LIII Notes; (vi) January 25, 2021 at 11:00 a.m. (Buenos Aires time) and 9:00 (EST) for the Holders of Class I Notes; and (vii) January 25, 2021 at 11:30 a.m. (Buenos Aires time) and 9:30 (EST) for the Holders of Class LIV Notes.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Pricing Supplement.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 8, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer

YPF S.A. (the “Company”)

Macacha Güemes 515,

City of Buenos Aires, Argentina

CALL NOTICE

OF THE HOLDERS’ MEETING OF THE COMPANY’S OUTSTANDING 8.500% SENIOR

NOTES DUE 2021 (THE “2021 OLD NOTES”);

8.750% SENIOR AMORTIZING NOTES DUE 2024 (THE “2024 OLD NOTES”);

8.500% SENIOR AMORTIZING NOTES DUE MARCH 2025 (THE “MARCH 2025 OLD
NOTES”);

8.500% SENIOR NOTES DUE JULY 2025 (THE “JULY 2025 OLD NOTES”);

6.950% SENIOR NOTES DUE 2027 (THE “2027 OLD NOTES”);

8.500% SENIOR NOTES DUE 2029 (THE “2029 OLD NOTES”);

AND 7.000% SENIOR NOTES DUE 2047 (THE “2047 OLD NOTES”, AND

COLLECTIVELY WITH THE 2024 OLD NOTES, THE MARCH 2025 OLD NOTES, THE

JULY 2025 OLD NOTES, THE 2027 OLD NOTES, THE 2029 OLD NOTES AND THE 2047

OLD NOTES, THE “OLD NOTES”)

Dear Holders,

You are invited, in the terms set forth in Section 6.6(b) of each of the indentures governing the terms and conditions of the Old Notes (the “Old Notes Indentures”), to attend the General Extraordinary Holders’ Meeting of the Old Notes (the “Meeting”) to be held at the registered office of the Company located in Macacha Güemes 515, City of Buenos Aires, Argentina and simultaneously at Cleary Gottlieb Steen & Hamilton LLP offices located in One Liberty Plaza, New York, United States of America, or virtually according to CNV General Resolution No. 830/2020 if the mandatory quarantine in Argentina is still in effect, on (i) January 25, 2021 at 8:30 a.m. (Buenos Aires time) and 6:30 (EST) for the Holders of 2021 Old Notes; (ii) January 25, 2021 at 9:00 a.m. (Buenos Aires time) and 7:00 (EST) for the Holders of 2024 Old Notes; (iii) January 25, 2021 at 9:30 a.m. (Buenos Aires time) and 7:30 (EST) for the Holders of March 2025 Old Notes; (iv) January 25, 2021 at 10:00 a.m. (Buenos Aires time) and 8:00 (EST) for the Holders of July 2025 Old Notes; (v) January 25, 2021 at 10:30 a.m. (Buenos Aires time) and 8:30 (EST) for the Holders of 2027 Old Notes; (vi) January 25, 2021 at 11:00 a.m. (Buenos Aires time) and 9:00 (EST) for the Holders of 2029 Old Notes; and (vii) January 25, 2021 at 11:30 a.m. (Buenos Aires time) and 9:30 (EST) for the Holders of 2047 Old Notes, in a first call, to discuss and to vote on the agenda indicated below.

In the event that mandatory social distancing measures (pursuant to Decree 297/2020 as amended, complemented and restated from time to time) in Argentina are still in effect at the scheduled day for the Meeting and, thus, it is not possible to host the Meeting in person, the Meeting will be held virtually using the “Cisco Webex Meetings” videoconference system (https://www.webex.com/es/downloads.html) (“Módulo Cisco Webex Events”, and alternatively, the “Microsoft Teams” videoconference system, in case there is a technical issue, which should be informed to the Holders), which: (i) provides free access to the Meeting to all registered holders or their representatives (as applicable) with the same voting rights as if the Meeting were held in person; (ii) real time transmission of sound, image and speech throughout the whole Meeting; and (iii) the recording of the Meeting into a digital database; in compliance with the applicable regulation that is set in place for these type of meetings.

AGENDA

1)	Virtual holding of the Meeting according to CNV General Resolution No. 830/2020 if the mandatory lockdown or and/or social distancing measures in Argentina are still in effect;

2)

Consideration of the appointment of one or more holders (or attorney in fact) for the approval and execution of the minutes of the Meeting and the appointment of the Meeting’s chairman, its secretary and its inspectors pursuant to the applicable Old Notes Indenture;

3)	Consideration of certain amendments to applicable Old Notes Indenture, the pricing supplement of the applicable Old Notes and the global notes representing the Old Notes; and

4)

Consideration of the required authorizations in order to execute of all documents required for implementing the amendments to the applicable Old Notes Indenture, the pricing supplement of the applicable Old Notes and the global notes representing the Old Notes, as well as any other related amendments that might be required and granting of the authorizations required in order to implement the approved amendments.

ATTENDING THE MEETING

The Old Notes of each series are represented by a (i) Global Certificate for Holders under Rule 144 A of the Securities Act; and (ii) Global Certificate for Holders under Regulation S of the Securities Act, which are each in Cede & Co.’s name, and deposited with DTC.

Beneficial ownerships of the Old Notes consist of book-entry registries held by DTC and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, Société Anonyme (the “Participants”), all of which possess such interests on behalf of the ultimate beneficiaries (the “Ultimate Beneficiaries”). The Ultimate Beneficiaries who wish to vote on the Meeting must (i) deliver their voting instructions, directly or through whoever holds their beneficial ownerships, to the Participants through which they hold their Old Notes, or (ii) contact the bank, broker, custodian or other representative or Participant to receive instructions on how to vote on the Meeting, for both first and second calls. Holders of Old Notes are hereby informed that the Exchange Offer and Consent Solicitation Documents will be published and made available to holders of the Old Notes in due time, and will include a description of the proposed amendments to the terms and conditions to the Old Notes Indentures referred to on the second item of the agenda, and the requirements, dates and procedure to allow the participation of the Ultimate Beneficiaries.

Holders who intend to participate using DTC’s “ATOP” system will be thereby represented by (i) U.S. Bank National Association, as indenture trustee of the Old Notes Indenture relating to the 2021 Old Notes, the 2024 Old Notes, the July 2025 Old Notes and the 2027 Old Notes and (ii) The Bank of New York Mellon U.S. Bank National Association, as indenture trustee of the Old Notes Indentures relating to the March 2025 Old Notes, the 2029 Old Notes and the 2047 Old Notes (together with any entity in substitution of such capacity, the “Old Notes Trustees”), who will be represented by proxy agents in Argentina and in its exclusive capacity as proxy agent in Argentina, or through any other persons appointed by such agent for such purposes. It will be understood that, holders who express their consent for the proposed amendments to the applicable Old Notes Indenture by participating in the exchange (following the procedure set forth in the Exchange Offer and Consent Solicitation Documents), will also have confirmed their attendance to the Meeting and appointment the Old Notes Trustee and, consequently, will approve the appointment of the relevant agent in order for them to confirm their attendance to the Meeting and act as their representative in such Meeting, vote on their behalf, and authorize them to execute and deliver any necessary powers of attorney with substitution powers in favor of any persons for such purposes, pursuant to the terms and conditions and within the limitations set forth by the Exchange Offer and Consent Solicitation Documents (the “Proxy”).

Holders must give notice of attendance to the Meeting and deliver the corresponding documents evidencing the legal status of the Holder’s representatives (including the Proxy) in accordance with the mechanism established in the Exchange Offer and Consent Solicitation Documents.

If the mandatory social distancing measures are still in force, the Meeting will be held virtually. The Company shall have received in its e-mail address (asamblea.ons@ypf.com) (in accordance with the procedures explained in the Exchange Offer and Consent Solicitation Documents) the following: (i) the notice of attendance to the Meeting, (ii) documentation evidencing the identity and legal status of the attendees issued taking in consideration the limitations and conditions that are in place in accordance with the above-mentioned isolation and/or related measures in the corresponding jurisdictions where such documents are being issued; and (iii) their valid e-mail addresses for notice and communication purposes. After the Company has received the aforementioned documentation, an e-mail will be sent to each of the attendees’ contact addresses with all necessary details to access the Meeting through the “Cisco Webex Meetings” videoconference system (https://www.webex.com/es/downloads.html) (“Módulo Cisco Webex Events”, and alternatively, the “Microsoft Teams” videoconference system, in case there is a technical issue, which should be informed to the Holders), by means of which the Meeting will be held and the votes will be cast.

Interested holders are hereby informed that copies of the Old Notes Indentures and the drafts of the amendments to the Old Notes Indentures (both in English) will be made available at their request by sending an e-mail to the following e-mail address of the Company: asamblea.ons@ypf.com.

The Company reserves its right to, for any reason, (i) suspend, modify or cancel the call of the Meeting at any time before the expiration of the term for the Holders to give notice of attendance to the Meeting and deliver the corresponding documents evidencing the legal status of the Holder’s representatives (including the Proxy), and (ii) postpone and/or decide not to extend the term for the Holders to give notice of attendance to the Meeting and deliver the corresponding documents evidencing the legal status of the Holder’s representatives (including the Proxy). The Company will publish a public announcement regarding any of said decisions pursuant to applicable law and in accordance with the Old Notes Indentures.

YPF Sociedad Anónima Announces the Commencement of the Exchange Offers and Consent Solicitation Relating to its outstanding Old Notes

January 7, 2021—

Buenos Aires, Argentina

YPF Sociedad Anónima

Offers to Exchange

Outstanding 8.500% Senior Notes due 2021 (the “2021 Old Notes”); 8.750% Senior Amortizing Notes due 2024 (the “2024 Old Notes”); 8.500% Senior Amortizing Notes due March 2025 (the “March 2025 Old Notes”); 8.500% Senior Notes due July 2025 (the “July 2025 Old Notes”); 6.950% Senior Notes due 2027 (the “2027 Old Notes”); 8.500% Senior Notes due 2029 (the “2029 Old Notes”); and 7.000% Senior Notes due 2047 (the “2047 Old Notes”, and collectively with the 2021 Old Notes, the 2024 Old Notes, the March 2025 Old Notes, the July 2025 Old Notes, the 2027 Old Notes, the 2029 Old Notes and the 2047 Old Notes, the “Old Notes”) issued by YPF Sociedad Anónima, for the applicable amount of 8.500% senior secured notes due 2026 (the “Export-Backed New 2026 Notes”); 8.500% senior notes due 2029 (the “New 2029 Notes”); and 7.000% senior notes due 2033 (the “New 2033 Notes”, and collectively with the New 2029 Notes and the Export-Backed New 2026 Notes, the “New Notes”), and cash, where applicable, and Solicitation of Consents

YPF Sociedad Anónima (“YPF” or the “Company”) hereby announces the commencement of (i) its offers to exchange any and all of the Company’s outstanding Old Notes for the consideration set forth in the table below (each an “Exchange Offer”); and (ii) its solicitation of consents (the “Consent Solicitation”) to amend or eliminate certain covenants and events of default under the indentures for the Old Notes (the “Proposed Amendments”), each upon the terms and subject to the conditions set forth in the Exchange Offer and Consent Solicitation Memorandum dated January 7, 2021 (as it may be amended or supplemented from time to time, the “Exchange Offer and Consent Solicitation Memorandum”) and the eligibility letter (the “Eligibility Letter”), in the case of Argentine Entity Offerees and Non-Cooperating Jurisdiction Offerees, the letter of transmittal (the “Letter of Transmittal”) and the proxy form that accompany the Exchange Offer and Consent Solicitation Memorandum (the “Proxy Form”), as well as the power of attorney in the form contained in the Proxy Form (a “Power of Attorney” and, together with the Proxy Form, the “Proxy Documents”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Exchange Offer and Consent Solicitation Memorandum.

We have not registered the New Notes under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law. The New Notes are being offered for exchange only (i) to holders of Old Notes that are “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (ii) outside the United States, to holders of Old Notes who are (A) not “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in reliance on Regulation S under the Securities Act, and (B) Non-U.S. qualified offerees. Only holders of Old Notes who have returned a duly completed Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review this Exchange Offer and Consent Solicitation Memorandum and to participate in the Exchange Offers and the Consent Solicitation (such holders, “Eligible Holders”). In addition, Eligible Holders will need to specify in the Eligibility Letter whether they are Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees (each as defined in the Eligibility Letter).

The ability of certain Eligible Holders outside the United States to participate in the Exchange Offers will be subject to the delivery of additional documentation to satisfy Argentine tax regulations. In particular, Argentine Entity Offerees and Non-Cooperating Jurisdiction Offerees who participate in the Exchange Offers are required to complete, sign and submit by email to the Information and Exchange Agent (as define below) the Letter of Transmittal in the form attached as Exhibit 1 to the Exchange Offer and Consent Solicitation Memorandum.

Each offer to exchange Old Notes and the Consent Solicitation will expire at 11:59 p.m. (New York City time) on February 4, 2021 (such date and time, as the same may be extended, the “Expiration Time”). In order to be eligible to receive the Early Exchange Consideration (as defined below), Eligible Holders (as defined below) of Old Notes must validly tender their Old Notes and deliver their Proxies and not validly withdraw or revoke, as applicable, on or prior to 5:00 p.m., New York City time, on January 21, 2021 (such date and time, as the same may be extended, the “Early Participation Deadline”). Eligible Holders of Old Notes who validly tender their Old Notes and deliver their Proxies after the Early Participation Deadline, but on or prior to the Expiration Time will be eligible to receive only the Late Exchange Consideration (as defined below). Old Notes validly tendered and Proxies validly delivered may be validly withdrawn or revoked, as applicable, at any time prior to 5:00 p.m. EST, on January 21, 2021, unless extended by us in our sole discretion (such date and time, as the same may be extended, the “Withdrawal Deadline”), but not thereafter. The Settlement Date for the Exchange Offers will be promptly following the Expiration Date and is expected to be on or about February 9, 2021, which is the third business day after the Expiration Date (as the same may be extended with respect to any Exchange Offer).

The acceptance and exchange of Old Notes validly tendered by an Eligible Holder pursuant to an Exchange Offer is subject to certain conditions described below (which may be waived by the Company) and the condition (which may not be waived by the Company) that each series of New Notes to be received by such Eligible Holder be issued (including any New Notes offered for cash settling on or about the Settlement Date) in an aggregate principal amount of no less than US$ 500,000,000 (as it relates to each Exchange Offer, the “Minimum Issuance Condition”). For the avoidance of doubt, if such Eligible Holder is tendering Old Notes of a series for New Notes of two or more series, the acceptance and exchange of such Old Notes is subject to the condition that each such series of New Notes satisfy the Minimum Issuance Condition.

Old Notes

The following tables set forth the series subject to any of the Exchange Offers and Consent Solicitation and the consideration offered in exchange for Old Notes held by Eligible Holders validly tendered pursuant to any of the Exchange Offers and Consent Solicitation:

Title of Old Notes(1)	CUSIPs and ISINs (144A and Reg S)	Outstanding Aggregate Principal Amount		Early Exchange Consideration(2)	Late Exchange Consideration(2)
2021 Old Notes	984245AM2 / US984245AM20 P989MJBG5 / USP989MJBG51	US$	412,652,000	US$1,025 principal amount of Export Backed New 2026 Notes and US$157 cash payment	US$1,182 principal amount of Export Backed New 2026 Notes
2024 Old Notes	984245AK6 / US984245AK63 P989MJAY7 / USP989MJAY76	US$	1,522,165,000	US$511 principal amount of Export Backed New 2026 Notes and US$700 principal amount of New 2029 Notes	US$1,211 principal amount of New 2029 Notes
March 2025 Old Notes	984245AT7 / US984245AT72 P989MJBQ3 / USP989MJBQ34	US$	542,806,000	US$1,143 principal amount of Export Backed New 2026 Notes or US$583 principal amount of Export Backed New 2026 Notes and US$625 principal amount of New 2029 Notes	US$1,208 principal amount of New 2029 Notes
July 2025 Old Notes	984245AL4 / US984245AL47 P989MJBE0 / USP989MJBE04	US$	1,500,000,000	US$174 principal amount of Export Backed New 2026 Notes, US$500 principal amount of New 2029 Notes and US$500 principal amount of New 2033 Notes	US$587 principal amount of New 2029 Notes and US$587 principal amount of New 2033 Notes
2027 Old Notes	984245AQ3 / US984245AQ34 P989MJBL4 / USP989MJBL47	US$	1,000,000,000	US$144 principal amount of Export Backed New 2026 Notes and US$1,000 principal amount of New 2033 Notes	US$1,144 principal amount of New 2033 Notes
2029 Old Notes	984245AS9 / US984245AS99 P989MJBP5 / USP989MJBP50	US$	500,000,000	US$182 principal amount of Export Backed New 2026 Notes and US$1,000 principal amount of New 2033 Notes	US$1,182 principal amount of New 2033 Notes
2047 Old Notes	984245AR1 / US984245AR17 P989MJBN0 / USP989MJBN03	US$	750,000,000	US$153 principal amount of Export Backed New 2026 Notes and US$950 principal amount of New 2033 Notes	US$1,103 principal amount of New 2033 Notes

(1)

The Old Notes are currently listed on the Luxembourg Stock Exchange and admitted for trading on the Euro MTF Market. The 2021 Old Notes, July 2025 Old Notes, 2027 Old Notes, 2029 Old Notes and 2047 Old Notes are currently admitted for trading in the MAE. The 2024 Old Notes and March 2025 Old Notes are currently listed on the ByMA and admitted for trading in the MAE.

(2)

Per US$ 1,000 principal amount of Old Notes validly tendered and accepted for exchange. The Exchange Consideration (as defined herein) has been calculated taking into account accrued and unpaid interest under the Old Notes being exchanged from the last applicable interest payment date to, but not including, the Settlement Date (“Accrued Interest”). Therefore, Eligible Holders who validly tender their Old Notes will not be entitled to receive any cash payment for any Accrued Interest on the Old Notes (in the case of the holders of 2021 Old Notes that validly tender on or prior to the Early Participation Deadline, such amount is included in the cash payment of the Early Exchange Consideration). No additional payments will be made in connection with the Consent Solicitation.

New Notes

New Notes	Interest rate (per annum)	Principal Amount
Export-Backed New 2026 Notes	0% from the Settlement Date through and including December 31, 2022 and, thereafter, will accrue interest at a rate equal to 8.500% per annum through maturity in 2026	Minimum of US$ 500,000,000
New 2029 Notes	0% from the Settlement Date through and including December 31, 2022 and, thereafter, will accrue interest at a rate equal to 8.500% per annum through maturity in 2029	Minimum of US$ 500,000,000
New 2033 Notes	0% from the Settlement Date through and including December 31, 2022 and, thereafter, will accrue interest at a rate equal to 7.00% per annum through maturity 2033	Minimum of US$ 500,000,000

Upon the terms and subject to the conditions set forth in the Exchange Offer and Consent Solicitation Documents, Eligible Holders who validly tender their Old Notes and deliver their related Proxies on or prior to the Early Participation Deadline will be eligible to receive, for each $1,000 principal amount of Old Notes so tendered, the consideration set forth in the table above under the heading “Early Exchange Consideration” (the “Early Exchange Consideration”). Eligible Holders who validly tender Old Notes and deliver their related Proxies after the Early Participation Deadline but on or prior to the Expiration Time will be eligible to receive, for each $1,000 principal amount of Old Notes so tendered, the consideration set forth in the table above under the heading “Late Exchange Consideration” (the “Late Exchange Consideration”, and collectively with the Early Exchange Consideration, the “Exchange Consideration”). The Exchange Consideration has been calculated taking into account accrued and unpaid interest under the Old Notes being exchanged from the last applicable interest payment date to, but not including, the Settlement Date. Therefore, Eligible Holders who validly tender their Old Notes will not be entitled to receive any cash payment for any Accrued Interest on the Old Notes (in the case of the holders of 2021 Old Notes that validly tender on or prior to the Early Participation Deadline, such amount is included in the cash payment of the Early Exchange Consideration). No additional payments will be made in connection with the Consent Solicitation.

The Company has convened holders meetings for each of the outstanding series of Old Notes (each such meeting, a “Holders Meeting”), expected to be held at the Company’s offices in Macacha Güemes 515, (C1106BKK) Autonomous City of Buenos Aires, Argentina and simultaneously at Cleary Gottlieb Steen & Hamilton’s offices in One Liberty Plaza, New York City, United States of America, on or about January 25, 2021 on first notice, or such later date as shall be notified by the Company if the Expiration Time is extended; provided, however, that if the mandatory quarantine and/or restrictions to circulate in the relevant jurisdictions are still in effect on such dates, the Holders Meetings will be held virtually at the same time pursuant to CNV Resolution No. 830/2020. The Holders Meetings may be adjourned on one occasion to a date within the following 30 days. In case of lack of quorum, the Company will convene Holders Meetings on second notice to be held on such date as shall be notified by the Company.

The Company is conducting the Exchange Offers and the Consent Solicitation simultaneously. Eligible Holders that tender their Old Notes in any of the Exchange Offers must also deliver their Proxies pursuant to the Consent Solicitation and Eligible Holders who wish to deliver their Proxies pursuant to the Consent Solicitation must tender their Old Notes in the applicable Exchange Offer. To participate in any of the Exchange Offers and Consent Solicitation, Eligible Holders who tender Old Notes must also deliver a Power of Attorney in respect of such Old Notes to be voted in favor of the Proposed Amendments. Eligible Holders who do not validly deliver Proxy Documents in the applicable Exchange Offer and Consent Solicitation will nevertheless be bound by the Proposed Amendments if they become effective.

In addition to the Minimum Issuance Condition, the Company’s obligation to accept Old Notes tendered in any of the Exchange Offers and Proxies delivered in the Consent Solicitation is subject to the satisfaction of certain conditions, including:

(1) Eligible Holders representing more than 70% in aggregate principal amount outstanding of the 2021 Old Notes validly tender their Old 2021 Notes for exchange pursuant to the Exchange Offer and Consent Solicitation Memorandum;

(2) the Old Notes Trustee under each of the relevant Old Notes Indenture shall have executed and delivered the applicable Old Notes Supplemental Indenture implementing the Proposed Amendments;

(3) certain customary conditions, including that we will not be obligated to consummate an Exchange Offer or Consent Solicitation, upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of such Exchange Offer or Consent Solicitation, or materially impair the contemplated benefits to us of such Exchange Offer or Consent Solicitation;

(4) the Company shall have obtained all governmental approvals and third-party consents that we, in our reasonable judgment, consider necessary for the completion of such Exchange Offer or Consent Solicitation as contemplated by the Exchange Offer and Consent Solicitation Memorandum and all such approvals or consents shall remain in effect; and

(5) the Company shall have obtained the CNV’s authorization with respect to the increase of the amount of our simplified regime for frequent capital markets’ issuers (régimen simplificado para emisores frecuentes).

Subject to applicable law and limitations described elsewhere in the Exchange Offer and Consent Solicitation Memorandum, the Company may waive any of these conditions in our sole discretion, except for the applicable Minimum Issuance Condition.

The purpose of any of the Exchange Offers is to extend the average life of the debt obligations associated with the Old Notes, provide the company with relief with respect to cash payments under its outstanding foreign currency denominated financial debt through 2022 and, in the case of the Exchange Offer applicable to the Old 2021 Notes, to comply with Communication “A” 7106 of the Central Bank.

The purpose of the Consent Solicitation is to amend or eliminate certain event of defaults and restrictive and affirmative covenants presently contained in the Old Notes Indentures, along with other provisions.

Although the Company currently has no plans or arrangements to do so, it reserves the right to amend, at any time, the terms of any Exchange Offer or Consent Solicitation in accordance with applicable law. The Company will give Eligible Holders notice of any amendments and will extend the Expiration Time if required by applicable law.

D.F. King will act as the Information and Exchange Agent for the Exchange Offers and Consent Solicitation. Questions or requests for assistance related to any of the Exchange Offers and Consent Solicitation or for additional copies of the Exchange Offer and Consent Solicitation Documents may be directed to D.F. King & Co., Inc. by telephone at +1 (800) 848-3410 (U.S. toll free) and +1 (212) 269-5550 (collect), in writing at 48 Wall Street, New York, New York 10005, by email to ypf@dfking.com or by facsimile transmission at (212) 709-3328. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers and Consent Solicitation. The Exchange Offer and Consent Solicitation Documents are available for Eligible Holders at the following web address: www.dfking.com/ypf.

Citigroup Global Markets Inc., Santander Investment Securities Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities are acting as dealer managers (the “Dealer Managers”) for the Exchange Offers and Consent Solicitation.

Citigroup Global Markets Inc. 388 Greenwich Street, 7th Floor New York, New York 10013 United States Attention: Liability Management Group Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

United States

Attention: Global Liability Management Group

Toll Free: +1 (888) HSBC-4LM

Collect: +1 (212) 525-5552

lmamericas@us.hsbc.com

	Itau BBA USA Securities, Inc. 540 Madison Avenue, 24th Floor New York, NY 10022 United States Attention: Debt Capital Markets Collect: +1 (212) 710-6749 Toll Free: +1 (888) 770-4828	Santander Investment Securities Inc. 45 East 53rd Street 5th Floor New York, New York 10022 United States Attention: Liability Management Collect: +1 (212) 940-1442 Toll Free: +1 (855) 404-3636

Eligible Holders of Old Notes are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary would need to receive instructions from an Eligible Holder in order for that Eligible Holder to be able to participate in, or withdraw their instruction to participate in, any of the Exchange Offers and the Consent Solicitation before the deadlines specified in the Exchange Offer and Consent Solicitation Memorandum. The deadlines set by any such intermediary and The Depository Trust Company (“DTC”) for the submission of tender instructions will be earlier than the relevant deadlines specified above.

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes (as defined in the Exchange Offer and Consent Solicitation Memorandum) has been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the Securities Act. This press release does not constitute an offer of the New Notes for sale, or the solicitation of an offer to buy any securities, in any state or other jurisdiction in which any offer, solicitation or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes who are (A) “qualified institutional buyers” as defined in Rule 144A under the Securities Act or (B) (x) outside the United States as defined in Regulation S under the Securities Act, (y) if located within a Member State of the European Economic Area (“EEA”) or in the United Kingdom, “qualified investors” as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and (z) if outside the EEA or the UK, are eligible to receive this offer under the laws of its jurisdiction (each an “Eligible Holder”). No offer of any kind is being made to any beneficial owner of Eligible Bonds who does not meet the above criteria or any other beneficial owner located in a jurisdiction where any of the Exchange Offers and Consent Solicitation are not permitted by law.

The distribution of materials relating to any of the Exchange Offers and Consent Solicitation may be restricted by law in certain jurisdictions. Any of the Exchange Offers and Consent Solicitation are void in all jurisdictions where it is prohibited. If materials relating to the Exchange Offers and Consent Solicitation come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offers and Consent Solicitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offers and Consent Solicitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offers and Consent Solicitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this press release and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which the Company has no control. The Company assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

Notice to Investors in the European Economic Area and the United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore otherwise offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

This document has not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Market Act 2000 (“FSMA”). This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any New Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with relevant persons.

Each Dealer Manager has represented and agreed that:

(a)

it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the New Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the New Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Company;

(b)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any New Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any New Notes in, from or otherwise involving the United Kingdom,